UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

TALEND S.A.

(Name of Subject Company)

TALEND S.A.

(Name of Person(s) Filing Statement)

American Depository Shares, each representing one ordinary share, nominal value €0.08 per share; Ordinary Shares, nominal value €0.08 per share

(Title of Class of Securities)

874224207

(CUSIP Number of Class of Securities)

Christal Bemont

Chief Executive Officer

Talend S.A.

5-7, rue Salomon de Rothschild

Suresnes, France 92150

+33 (0) 1 46 25 06 00

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Robert Ishii

Patrick Sandor

Wilson Sonsini Goodrich & Rosati, Professional Corporation

One Market Plaza

Spear Tower, Suite 3300

San Francisco, California 94105

(415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On March 10, 2021, Talend S.A., a société anonyme organized under the laws of France (the “Company” or “Talend”), issued a press release announcing the execution of a Memorandum of Understanding (the “MoU”) with Tahoe Bidco (Cayman), LLC, an exempted company incorporated under the laws of the Cayman Islands (“Parent”) and an affiliate of Thoma Bravo, L.P. (“Thoma Bravo”). It is contemplated that pursuant to the MoU, Parent and the Company shall pursue a series of transactions pursuant to which, among other transactions, Parent is seeking to acquire (through one or more of its affiliates) at least 80% of the issued and outstanding ordinary shares, nominal value of €0.08 per share, of the Company (the “Company Shares”), including American Depositary Shares representing Company Shares (the “ADSs”), and Company Shares issuable upon the exercise of any outstanding options, warrant, convertible securities or rights to purchase, subscribe for, or be allocated Company Shares, pursuant to a cash tender offer (the “Offer”).

This Schedule 14D-9 filing consists of the following documents related to the proposed Offer:

(i)	Employee FAQ regarding Tender Offer and Related Equity, first used July 2, 2021 (Exhibit 99.1)

The information set forth under Items 1.01, 8.01 and 9.01 of Talend’s Current Report on Form 8-K filed by the Company on March 10, 2021 (including all exhibits attached thereto) is incorporated herein by reference.

Important Additional Information and Where to Find It

In connection with the proposed acquisition of Talend S.A. (“Talend”), Tahoe BidCo B.V. (“Purchaser”) commenced a tender offer for all of the outstanding ordinary shares and American Depositary Shares (“ADSs”), each representing one ordinary share, of Talend on June 11, 2021. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Talend. It is also not a substitute for the tender offer materials that Purchaser filed with the Securities and Exchange Commission (the “SEC”) or the solicitation/recommendation Statement that Talend filed on Schedule 14D-9 with the SEC upon commencement of the tender offer. Purchaser filed tender offer materials on Schedule TO with the SEC, and Talend filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY TALEND’S STOCKHOLDERS and ADS HOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement are available to Talend’s stockholders and ADS holders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to all of Talend’s stockholders and ADS holders by contacting Talend at ir@talend.com, or by visiting Talend’s website (www.talend.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Talend with the SEC) are available at no charge on the SEC’s website (www.sec.gov). TALEND’S STOCKHOLDERS AND ADS HOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY PURCHASER OR TALEND WITH THE SEC BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, PURCHASER AND TALEND.

Forward-Looking Statements

This document contains certain statements that constitute forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding the satisfaction of conditions to the completion of the proposed transaction and the expected completion of the proposed transaction, as well as other statements that are not historical fact. These forward-looking statements are based on currently available information, as well as Talend’s views and assumptions regarding future events as of the time such statements are being made. Such forward looking statements are subject to inherent risks and uncertainties. Accordingly, actual results may differ materially and adversely from those expressed or implied in such forward-looking statements. Such risks and uncertainties include, but are not limited to, the potential failure to satisfy conditions to the completion of the proposed transaction due to the failure to receive a sufficient number of tendered shares in the tender offer, as well as those described in cautionary statements contained elsewhere herein and in Talend’s periodic reports filed with the SEC including the statements set forth under “Risk Factors” set forth in Talend’s most recent annual report on Form 10-K, and any subsequent reports on Form 10-Q or form 8-K filed with the SEC, the Tender Offer Statement on Schedule TO (including the offer to purchase, the letter of transmittal and other documents relating to the tender offer) filed by Purchaser, and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Talend. As a result of these and other risks, the proposed transaction may not be completed on the timeframe expected or at all. These forward-looking statements reflect Talend’s expectations as of the date of this report. The forward-looking statements included in this communication are made only as of the date hereof. Talend assumes no obligation and does not intend to update these forward-looking statements, except as required by law.

Exhibit Index

Exhibit Number	Description

99.1	Employee FAQ regarding Tender Offer and Related Equity, first used July 2, 2021 (Exhibit 99.1)